September 14, 2011

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561
Attn:  Jim B. Rosenberg

Re:	RegenoCELL Therapeutics, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed May 16, 2011
File No. 000-50639

Dear Mr. Rosenberg:

This will respond to your September 13, 2011 letter asking for amendments to clarify Item 9A, Controls and Procedures, page 46 and Management’s Report on Internal Control Over Financial Reporting, page 47.  There appears to be a clerical error in the language which was not caught during the review process before filing the Form 10-K.  The current language referred to in the Management’s Report reads… “internal control over financial reporting is not effective.”  The “not “is incorrect.  It should read…”the internal control over financial reporting is effective.”

We, RegenoCELL Therapeutics, Inc., are responsible for the adequacy and accuracy of the disclosure in this filing.  To correct the clerical error, we will be filing an amended Form 10-K with the corrected language.  We trust that this will satisfactorily address the amendments requested in your letter of September 13.

Please be assured of our continued cooperation.

Sincerely, RegenoCELL Therapeutics, Inc. By: /s/ James F, Mongiardo James F. Mongiardo Chief Executive Officer and Chief Financial Officer